

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 28, 2017

Mark Layton
Chief Financial Officer
Mammoth Energy Services, Inc.
14201 Caliber Drive, Suite 300
Oklahoma City, OK 73134

> **Re:     Mammoth Energy Services, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 1, 2017**
> **File No. 333-221268**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2017**
> **Filed November 14, 2017**
> **File No. 1-37917**

Dear Mr. Layton:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.    The staff's comments with regard to your filings under the Exchange Act of 1934 must be resolved before we will be in a position to accelerate the effectiveness of this registration statement.

2.     We note that you did not file a Form 8-K to report information pertaining to the October 19, 2017 contract with Puerto Rico Electric Power Authority ("PREPA"), which was due October 25, 2017.  This appears to be a material contract pursuant to Item 1.01 of Form 8-K and, if so, should be filed.  While we note references to the agreement in your Form 10-Q for the period ended September 30, 2017 and the announcement of third quarter results, it is our view that these do not appear to address these requirements.

Our Company, page 1

3.     We note the following:

- in the first paragraph you indicate that your other energy services division "recently was expanded to include energy infrastructure services;"
- you disclose at page 5 that on October 19, 2017, your subsidiary Cobra Acquisitions LLC, and the PREPA entered into a contract for repairs to PREPA's electrical grid as a result of Hurricane Maria;
- you indicate the agreement covers one year and that you will receive payments of up to $200 million.  We note that revenues of this magnitude would represent an increase of 87% over total revenues reported for 2016 in the financial statements that you filed on Form 8-K on October 27, 2017, recast to reflect your June 5, 2017 common control merger, and a 648% increase in that portion of these revenues reported for your Other Energy Services segment; and
- disclosures in your third quarter interim report clarifying that your Other Energy Services segment, which had theretofore reflected only your business of providing "housing, kitchen and dining, and recreational service facilities for oilfield workers," now also includes your newly formed "energy infrastructure services" business, which you state is "active across 5 states and recently completed storm restoration work in Texas and Florida."

Given the above, please provide expanded disclosure regarding material subsequent developments with regard to implementation of the PREPA contract.  Also include enhanced or new risk factor disclosure relating to the potential risks you face as a result of this new contract and the related work that Cobra will perform during the up to twelve-month contract period.  See Item 11(a) of Form S-3.

In that regard, such disclosure should address:

- the means by which you intend to provide the required services;
- the extent to which you will rely on affiliates and third parties in fulfilling your obligations under the contract; and
- the nature of the services that you have agreed to provide.

4.     Please expand your disclosure to more fully describe the scope of any work that you have agreed to complete, and identify any specific objectives or milestones.  Additionally,

describe, in reasonable detail, the revenue recognition policies that will be applied to activity under contract. If there are no parameters governing the extent, quality or pace of work, further describe the revenue generating activity in which you are engaged under the contract and the extent to which PREPA has responsibility for any staffing you provide.

5. Tell us the reasons you did not file a Form 8-K to report the September 26, 2017 contract with PREPA, as referenced in Article 2 of your October 19, 2017 contract. Please describe the nature and scope of all changes between the two contracts; and submit the initial contract that you had secured for our review.

Form 10-K for the Fiscal Year Ended December 31, 2016

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Results of Operations, page 48

6. We note that in discussing your results of operations you focus on revenues and cost of revenues on a segment basis but address all other costs, expenses and income on a consolidated basis. Please explain why you do not include a discussion of revenues and cost of sales on a consolidated basis, to highlight the relative contributions of the business segments, including material events and/or trends between your different revenue sources and transactions with related parties. In addition, tell us why you do not mention your segment measure of profit or loss in the analysis of your results of operations. In this regard, we note you present each of your segment's net income (loss) in your reconciliation to Adjusted EBITDA without an accompanying discussion of the segment measure or the non-GAAP measure.

7. Given that you have excluded depreciation, depletion and amortization that is applicable to cost of revenue, from the cost of revenue measures that you discuss, you should revise your disclosure to clarify that such measures are incomplete, and to quantify the amounts excluded from each segment measure. Further, we note you include for each segment and for each period, the cost of revenue as a percentage of revenue and discuss the variances in the percentages from period to period. Please expand your discussion of cost of revenue excluding depreciation, depletion and amortization, and the related percentages of revenue, as presented to include comparable details based on total cost of revenue, along with the disclosures and reconciliations required by Item 10(e)(1)(i) of Regulation S-K.

Consolidated Statements of Comprehensive Loss, page F-3

8.       We note you rely upon the accommodation outlined in SAB Topic 11:B and have quantified the amounts of depreciation and amortization excluded from your Services cost of revenue and Product cost of revenue line items.  Please explain why you indicate that no depreciation and amortization expense is attributable to your cost of revenue line items involving related parties.

Note 18 – Quarterly Financial Data (unaudited), page F-29

9.       We note that you have not disclosed all of the information required by Item 302 of Regulation S-K. Please expand your disclosure to include "gross profit (net sales less costs and expenses associated directly with or allocated to products sold or services rendered)," for each quarterly period within the two most recent fiscal years.

Form 8-K filed October 27, 2017

Exhibit 99.1

10.      We note that you recast the financial statements that were filed with your Form 10-K for the fiscal year ended December 31, 2016 to reflect a common control merger with Sturgeon Acquisition LLC.  We see that you report sand reserves valued at $55.4 million as of year-end, representing 11% of total assets, and revenues for the Sand business segment of $33.8 million, representing 15% of total revenues for 2016.  However, we do not see that you have provided along with the recast information the disclosures that would ordinarily be required to comply with Industry Guide 7.

Your disclosure on page F-9 indicates that certain costs are capitalized as sand reserves after a deposit is classified as proven and probable reserves, or if such costs are incurred in converting non-reserve minerals to proven and probable reserves.  You explain that such costs are amortized using the units-of-production method on "estimated measured tons" of in-place reserves.  On page F-8, you disclose your approach to measuring "stockpile tonnages" of sand inventory, and state that quantities are "verified periodically by an independent surveyor."

Given the significance of the sand reserves and related activity, it appears that you should provide all of the Mining Operation disclosures and Supplemental Information outlined in paragraphs (b) and (c) of Industry Guide 7, as referenced in Item 102 of Regulation S-K.  This should include estimated tonnages and grades (or quality) of proven and probable reserves, and the name of the person making the estimates and the nature of his relationship to the registrant.

Please submit the revisions that you propose to address these requirements, along with the underlying geological report(s) for our review.  Given that you have relied upon an independent surveyor, it appears you will need to identify that person as an expert and file a consent for the reference along with your Form S-3.

11. Please revise the MD&A disclosures in the exhibits of recast information and subsequent interim reports as necessary to address all applicable comments written on the corresponding section of your Form 10-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2017

Management's Discussion and Analysis, page 33

Industry Overview, page 34

12. In addition to the issues identified in comment 3 above, we note your disclosure that you acquired a company called 5 Star Electric, LLC on July 1, 2017, which expanded your energy infrastructure business; you disclose that this business is "active across 5 states and recently completed storm restoration work in Texas and Florida."

    Given the significance of these developments, further disclosure should be provided to comply with Item 303 of Regulation S-K. For example, under paragraph (a)(3)(ii), you are required to "Describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations." The guidance in Instruction 3 to paragraph 303(a), similarly states "The discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition."

    You should address the timeline for the work in Puerto Rico, including the periods to benefit based on the minimum daily fees, and the duration of revenues based on the maximum contract amount, the anticipated costs of providing the services, the manner by which you expect to fulfill your obligations under the contract and the reasonably likely impact on your results of operations. You should also describe the nature and scope of any work that you provided in Texas and Florida, and the extent to which these activities generated revenues and impacted your results of operations in the third quarter.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please direct any questions regarding Industry Guide 7 to John Coleman, Mining Engineer, at (202) 551-3610. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc:     Seth R. Molay, P.C.
        Akin Gump Strauss Hauer & Feld LLP